UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*


                               AEP Industries Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)


                                    001031103

                                 (CUSIP Number)


 Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg
                                Kravis Roberts & Co.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  June 20, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement .    (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   001031103                          Page 2 of 14
                                               Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BORDEN, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)

                                                                        (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES                    2,294,695
BENEFICIALL
               8   SHARED VOTING POWER Y OWNED BY
    EACH
                             0 REPORTING
               9   SOLE DISPOSITIVE POWER   PERSON
    WITH
                             0
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,294,695

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.2%

 14  TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   001031103                          Page 3 of 14
                                               Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BORDEN HOLDINGS, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)

                                                                        (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES                    2,294,695
BENEFICIALL
               8   SHARED VOTING POWER Y OWNED BY
    EACH
                             0 REPORTING
               9   SOLE DISPOSITIVE POWER   PERSON
    WITH
                             0
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,294,695

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.2%

 14  TYPE OF REPORTING PERSON*

          CO, HC
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   001031103                          Page 4 of 14
                                               Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BW HOLDINGS LLC

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)

                                                                        (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES                    2,294,695
BENEFICIALL
               8   SHARED VOTING POWER Y OWNED BY
    EACH
                             0 REPORTING
               9   SOLE DISPOSITIVE POWER   PERSON
    WITH
                             0
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,294,695

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.2%

 14  TYPE OF REPORTING PERSON*

          OO, HC
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   001031103                          Page 5 of 14
                                               Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WHITEHALL ASSOCIATES, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)

                                                                        (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES                    2,294,695
BENEFICIALL
               8   SHARED VOTING POWER Y OWNED BY
    EACH
                             0 REPORTING
               9   SOLE DISPOSITIVE POWER   PERSON
    WITH
                             0
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,294,695

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.2%

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   001031103                          Page 6 of 14
                                               Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)

                                                                        (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES                    2,294,695
BENEFICIALL
               8   SHARED VOTING POWER Y OWNED BY
    EACH
 REPORTING
               9   SOLE DISPOSITIVE POWER   PERSON
    WITH
                             0
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,294,695

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.2%

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

          This statement relates to shares of common stock, $.01 par value per share ("Common Stock"), of AEP Industries Inc., a Delaware corporation (the

"Issuer").  The principal executive offices of the Issuer are located at 125

Phillips Avenue, South Hackensack, New Jersey 07606.


Item 2.  Identity and Background.

          This statement is being filed jointly by Borden, Inc., a New Jersey corporation ("Borden"), Borden Holdings, Inc., a Delaware corporation ("Borden

Holdings"), BW Holding, LLC, a Delaware limited liability company ("BW

Holdings"), Whitehall Associates, L.P., a Delaware limited partnership

("Whitehall Associates"), and KKR Associates, a New York limited partnership

("KKR Associates" and, together with Borden, Borden Holdings, BW Holdings and

Whitehall Associates, the "Reporting Persons").  The agreement among the

Reporting Persons relating to joint filing of this statement is attached as

Exhibit 1 hereto.

          Borden is engaged primarily in manufacturing, processing, purchasing and distributing a broad range of products in the dairy, chemical, residential wallcovering, consumer adhesive and other industries.  Borden Holdings is a holding company engaged solely in holding all of the capital stock of Borden.

BW Holdings is a holding company holding, along with the capital stock of other entities, all of the capital stock of Borden Holdings.  The address of the principal business and office of Borden is 180 East Broad Street, Columbus,

Ohio 43215.  The address of the principal business and office of Borden

Holdings and BW Holdings is 2711 Centerville Road, Wilmington, Delaware 19808.

          Information concerning the directors and executive officers of Borden and Borden Holdings is contained in Schedule A attached hereto.

          Whitehall Associates is principally engaged in the business of investing in securities.  The address of the principal business and office of

Whitehall Associates is 9 West 57th Street, New York, New York 10019.

          The sole general partner of Whitehall Associates is KKR Associates.

KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies.  The address of its principal business and office is 9 West 57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr.,

Michael T. Tokarz, Clifton S. Robbins, Scott M. Stuart, Edward A. Gilhuly and

Perry Golkin are the general partners of KKR Associates.  Messrs. Kravis,

Roberts, MacDonnell, Raether, Michelson, Fox, Greene, Tokarz, Robbins, Stuart,

Gilhuly and Golkin are each United States citizens, and the present principal occupation or employment of each is as a member of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts &

Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West

57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200,

Menlo Park, California 94025.  The business address of Messrs. Kravis, Raether,

Tokarz, Robbins, Stuart and Golkin is 9 West 57th Street, New York, New York

10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Fox,

Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California

94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this

Item 2 or Schedule A hereto:  (i) has been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, on June 20, 1996, Borden entered into agreements with certain stockholders of the Issuer whereby such stockholders agreed, among other things, to vote their shares in favor of the

Purchase (as defined in Item 4 hereof) and issuance of the Common Stock to

Borden in connection therewith.  Other than simultaneously entering into the

Purchase Agreement (as defined in Item 4 hereof) with the Issuer, no consideration was paid to such stockholders.


Item 4.  Purpose of Transaction.

          On June 20, 1996, Borden and Issuer entered into a Purchase Agreement

(the "Purchase Agreement") providing for the purchase (the "Purchase") by the

Issuer of the global packaging business of Borden.

          The purchase price for the Purchase to be paid by the Issuer consists of $280 million in cash, along with an aggregate value, except as otherwise described below, of at least $80 million in newly issued shares of Common

Stock.  No fewer than 2,412,818 shares of Common Stock will be issued to

Borden.  If the average closing price of the Common Stock on The Nasdaq

National Market over a 50 trading day period prior to the stockholders' meeting to be called to approve the issuance of the shares of Common Stock to Borden falls below $33.15625 per share, the number of shares will be increased to maintain the $80 million in aggregate value, but in no event will the Issuer issue more than 4.0 million shares of Common Stock to Borden.  Assuming issuance of 2,412,818 shares of Common Stock, Borden would own approximately

34% of the then outstanding shares of Common Stock.

          Prior to the effectuation thereof, the Purchase and the issuance of the shares of Common Stock to Borden in connection therewith must be approved by the stockholders of the Issuer.  Concurrently with the execution and delivery of the Purchase Agreement, Borden entered into the following agreements (collectively, the "Stockholders Agreements") with certain stockholders of the Issuer: (i) the Stockholders Agreement, dated as of June

20, 1996 (the "Voting Agreement"), by and among Borden, Inc. and J. Brendan

Barba, Paul M. Feeny, David MacFarland, Robert Cron, Kenneth J. Avia, Melanie

K. Barba, John Powers, Lauren Powers, Carolyn Vegliante and Lawrence Noll and

(ii) the Voting Agreement, dated as of June 20, 1996 (the "Voting Agreement"),

by and among Borden, Inc. and EGS Partners L.L.C., EGS Associates, L.P., BEV

Partners, L.P., JONAS Partners, L.P., William Ehrman, Frederic Greenberg,

Frederick Ketcher, Jonas Gerstl, James McLauren, Beverly Ehrman, Beverly Ehrman

as custodian for Stephanie Ehrman and Linda Greenberg.  The Stockholders

Agreements provide, among other things, that each of the stockholders party thereto will vote the shares of Common Stock beneficially owned by such stockholder in favor of the Purchase and issuance of shares of Common Stock to

Borden in connection therewith.  As a result of entering into the Stockholders

Agreement, the Reporting Persons are deemed to have beneficial ownership of the

2,294,695 shares of Common Stock subject thereto.  See Item 5.

          Concurrently with the execution and delivery of the Purchase

Agreement, Borden and the Issuer entered into an agreement (the "Governance

Agreement") concerning the corporate governance of the Issuer after the date on which the Purchase occurs (the "Closing Date").  The Governance Agreement provides that (i) Borden will have certain rights to subscribe for additional shares of Common Stock issued by the Issuer to maintain its percentage ownership of the Issuer, (ii) Borden will not increase its ownership interest in the Issuer beyond that owned by Borden on the Closing Date after giving effect to the Purchase, (iii) subject to changes in the size of the board of directors of the Issuer and changes in Borden's percentage ownership of the

Issuer, Borden may designate four of the 10 total members on the board of directors of the Issuer, (iv) super-majority approval of the directors of the

Issuer is required for certain corporate actions of the Issuer and (v) Borden will have the right to require the Issuer to register, pursuant to the terms and provisions of the Governance Agreement, the shares of Common Stock owned by

Borden under applicable federal and state securities laws.

          Each of the agreements described in this Item 4 are attached hereto as exhibits and are incorporated herein in their entirety.


Item 5.  Interest in Securities of the Issuer.

          (a) and (b)  As of June 20, 1996, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of

1934, as amended, Borden may be deemed to have beneficially owned 2,294,695 shares of Common Stock subject to the Stockholders Agreements (the "Shares"),

constituting approximately 49.2% of the outstanding shares of Common Stock

(based on the number of shares of Common Stock represented by the Issuer in the

Purchase Agreement to be outstanding as of June 20, 1996).  In addition to the

Shares, pursuant to the Voting Agreement, EGS Partners, L.L.C. ("EGS") has

agreed to vote 314,302 shares of Common Stock, representing certain managed accounts (the "Managed Accounts Shares"), in favor of the Purchase and issuance of shares of Common Stock to Borden in connection therewith.  Because EGS's voting power with respect to certain of the Managed Accounts Shares is subject to the provisions of the Employee Retirement Income Security Act of 1974, as

amended, and all of such shares are subject to whatever instructions may be given by the client, the Managed Accounts Shares have not been counted as shares of Common Stock that may be deemed to be beneficially owned by the

Reporting Persons.

          Borden is a wholly owned subsidiary of Borden Holdings and Borden

Holdings is a wholly owned subsidiary of BW Holdings.  Whitehall Associates is the managing member of BW Holdings.  KKR Associates is the sole general partner of Whitehall Associates.  Therefore, Borden Holdings, BW Holdings, Whitehall

Associates and KKR Associates each has the power to direct the voting of any shares of Common Stock deemed to be beneficially owned by Borden. As a result,

Borden Holdings, BW Holdings, Whitehall Associates and KKR Associates may each be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Borden.  Each of Messrs. Kravis, Roberts, MacDonnell,

Raether, Michelson, Fox, Greene, Tokarz, Robbins, Stuart, Gilhuly and Golkin,

the general partners of KKR Associates, has shared power to vote or direct the vote of any shares of Common Stock deemed to be beneficially owned by KKR

Associates.  As a result, each of the general partners of KKR Associates may be deemed to beneficially own any shares of Common Stock that KKR Associates may be deemed to beneficially own.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

          (d)  The Stockholders will continue to have the right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock subject to the Stockholders Agreements.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the

Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the

Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated July 1, 1996, among Borden, Inc., Borden Holdings, Inc., BW Holdings L.L.C., Whitehall Associates, L.P., and KKR Associates relating to the filing of a joint statement on Schedule 13D.

     2. Stockholders Agreement, dated as of June 20, 1996, by and among Borden, Inc. and J. Brendan Barba, Paul M. Feeny, David MacFarland, Robert Cron, Kenneth J. Avia, Melanie K. Barba, John Powers, Lauren Powers, Carolyn Vegliante and Lawrence Noll.

     3. Voting Agreement, dated as of June 20, 1996, by and among Borden, Inc. and EGS Partners L.L.C., EGS Associates, L.P., BEV Partners, L.P., JONAS Partners, L.P., William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLauren, Beverly Ehrman, Beverly Ehrman as custodian for Stephanie Ehrman and Linda Greenberg.

     4. Purchase Agreement, dated as of June 20, 1996, between Borden, Inc. and AEP Industries Inc.

     5. Governance Agreement, dated as of June 20, 1996, between Borden, Inc. and AEP Industries Inc.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this Statement is true, complete and correct.


KKR ASSOCIATES


By: /s/ Scott M. Stuart
   _______________________
   Name:  Scott M. Stuart
   Title:  General Partner


WHITEHALL ASSOCIATES, L.P.

By KKR Associates, its
General Partner


By: /s/ Scott M. Stuart
   _______________________
   Name:  Scott M. Stuart
   Title:  General Partner

BW HOLDINGS LLC

By Whitehall Associates,
 L.P., its managing member

By Borden Holdings, Inc.,
attorney-in-fact


By: /s/ Phyllis Yeatman
   _______________________
   Name:  Phyllis Yeatman
   Title:  Secretary


BORDEN HOLDINGS, INC.


By: /s/ Phyllis Yeatman
   _______________________
   Name:  Phyllis Yeatman
   Title:  Secretary


BORDEN, INC.


By: /s/ Ellen G. Berndt
   _______________________
   Name:  Ellen G. Berndt
   Title:  Secretary

DATED:  July 1, 1996

                                   SCHEDULE A

                                  BORDEN, INC.

Executive Officers and Directors:

                     Business                    (a) Principal
Name                 Address                     Occupation and
                                                 (b) Office        Citizenship

C.R. Kidder          180 East Broad Street       (a)-(b) Chairman      U.S.
                     Columbus, OH 43215          of the Board,
                                                 Director,
                                                 Chief Executive
                                                 Officer and
                                                 President of
                                                 Borden, Inc.

H.R. Kravis          9 W. 57th Street            (a) Member of KKR     U.S.
                     New York, NY  10019         & Co. L.L.C. and
                                                 (b) Director
                                                 of Borden, Inc.

A. Navab             9 W. 57th Street            (a) Member of KKR     U.S.
                     New York, NY  10019         & Co. L.L.C. and
                                                 (b) Director of
                                                 Borden, Inc.          U.S.

C.S. Robbins         9 W. 57th Street            (a) Member of KKR
                     New York, NY  10019         and (b) Director
                                                 of Borden, Inc.

G.R. Roberts         2800 Sand Hill Road         (a) Member of KKR     U.S.
                     Suite 200                   & Co. L.L.C. and
                     Menlo Park, CA  94025       (b) Director of
                                                 Borden, Inc.

S.M. Stuart          9 W. 57th Street            (a) Member of KKR     U.S.
                     New York, NY  10019         & Co. L.L.C. and
                                                 (b) Director of
                                                 Borden, Inc.

W.H. Carter          180 E. Broad Street         (a)-(b) Executive     U.S.
                     Columbus, OH  43215         Vice President and
                                                 Chief Financial
                                                 Officer of Borden,
                                                 Inc.

R.L. de Ney          180 E. Broad Street         (a)-(b) Executive     U.S.
                     Columbus, OH  43215         Vice Prsident-
                                                 Corporate Strategy
                                                 and Development

R.C. Kesselman       180 E. Broad Street         (a)-(b) Executive     U.S.
                     Columbus, OH  43215         Vice President,
                                                 Chaiman-Wise Foods
                                                 and Elmer's Products
Executive Officers and Directors:

                     Business                    (a) Principal
Name                 Address                     Occupation and
                                                 (b) Office        Citizenship

J.M. Saggese         180 E. Broad Street         (a)-(b) Executive     U.S.
                     Columbus, OH  43215         Vice President,
                                                 Chairman and Chief
                                                 Executive Officer-
                                                 Borden Chemical and
                                                 Chairman-Borden
                                                 Decorative Products

D.A. Smith           180 E. Broad Street         (a)-(b) Executive     U.S.
                     Columbus, OH  43215         Vice President,
                                                 Chairman and Chief
                                                 Executive Officer-
                                                 Borden Foods

R.D. Kautto          180 E. Broad Street         (a)-(b) Senior Vice   U.S.
                     Columbus, OH  43215         President-Human
                                                 Resources and
                                                 Corporate Affairs

R.P. Starkman        180 E. Broad Street         (a)-(b) Senior Vice   U.S.
                     Columbus, OH  43215         President and
                                                 Treasurer

T.V. Barr            180 E. Broad Street         (a)-(b) Vice          U.S.
                     Columbus, OH  43215         President and
                                                 Director of Taxes

N.R. Iammartino      180 E. Broad Street         (a)-(b) Vice          U.S.
                     Columbus, OH  43215         President-Public
                                                 Affairs

D.K. Roche           180 E. Broad Street         (a)-(b) Vice          U.S.
                     Columbus, OH  43215         President and
                                                 General Auditor

E. Berndt            180 E. Broad Street         (a)-(b) Secretary     U.S.
                     Columbus, OH  43215

                              BORDEN HOLDINGS, INC.

Executive Officers and Directors:

                Business               (a) Principal
Name            Address                Occupation and (b) Office   Citizenship

C.R. Kidder     180 East Broad Street  (a) Chairman of the Board,
                Columbus, OH 43215     Director, Chief Executive       U.S.
                                       Officer and President
                                       of Borden, Inc. and (b)
                                       President and
                                       Director of Borden
                                       Holdings, Inc.

H.R. Kravis     9 W. 57th Street       (a) Member of KKR & Co.         U.S.
                New York, NY  10019    L.L.C. and (b) Director of
                                       Borden  U.S. Holdings, Inc.

G.R. Roberts    2800 Sand Hill Road    (a) Member of KKR & Co.         U.S.
                Suite 200              L.L.C. and (b) Director of
                Menlo Park, CA  94025  Borden Holdings, Inc.

C.S. Robbins    9 W. 57th Street       (a) Member of KKR & Co.         U.S.
                New York, NY  10019    L.L.C. and (b) Director of
                                       Borden Holdings, Inc.

S.M. Stuart     9 W. 57th Street       (a) Member of KKR & Co.         U.S.
                New York, NY  10019    L.L.C. and (b) Director of
                                       Borden Holdings, Inc.

A. Navab        9 W. 57th Street       (a) Member of KKR & Co.         U.S.
                New York, NY  10019    L.L.C. and (b) Director of
                                       Borden Holdings, Inc.

R.P. Starkman   180 East Broad Street  (a) Senior Vice President       U.S.
                Columbus, OH  43215    and Treasurer of Borden, Inc.
                                       and (b) Vice President and
                                       Treasurer of Borden Holdings,
                                       Inc.

E. Berndt       180 East Broad Street  (a) Secretary of Borden, Inc.   U.S.
                Columbus, OH 43215     and (b) Secretary of Borden
                                       Holdings, Inc.

                                INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     1. Joint Filing Agreement, dated July 1, 1996, among Borden, Inc., Borden Holdings, Inc., BW Holdings L.L.C., Whitehall Associates, L.P., and KKR Associates relating to the filing of a joint statement on Schedule 13D.

     2. Stockholders Agreement, dated as of June 20, 1996, by and among Borden, Inc. and J. Brendan Barba, Paul M. Feeny, David MacFarland, Robert Cron, Kenneth J. Avia, Melanie K. Barba, John Powers, Lauren Powers, Carolyn Vegliante and Lawrence Noll.

     3. Voting Agreement, dated as of June 20, 1996, by and among Borden, Inc. and EGS Partners L.L.C., EGS Associates, L.P., BEV Partners, L.P., JONAS Partners, L.P., William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLauren, Beverly Ehrman, Beverly Ehrman as custodian for Stephanie Ehrman and Linda Greenberg.

     4. Purchase Agreement, dated as of June 20, 1996, between Borden, Inc. and AEP Industries Inc.

     5. Governance Agreement, dated as of June 20, 1996, between Borden, Inc. and AEP Industries Inc.